EXHIBIT 99.35
                                                                   -------------



                           VIKING ENERGY ROYALTY TRUST
                          THIRD QUARTER INTERIM REPORT,
             FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2003

MANAGEMENT DISCUSSION & ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the nine and three months ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

The Trust declared distributions of $28.7 million ($0.32 per Unit) for the three months ended September 30, 2003, which is 114% of cash available for distribution of $25.1 million ($0.28 per Unit). On a year-to-date basis, distributions are $81.4 million ($1.02 per Unit), which is 98% of cash available for distribution of $82.7 million. The main driver of the decrease in cash available for distribution in the third quarter of 2003 from the second quarter was the decline in the natural gas price. Quarter-over-quarter in 2003, the natural gas price netback after hedging decreased by $0.69 per Mcf to $5.64 per Mcf, accounting for 95% of the net $1.52 per BOE decrease in the overall third quarter sales netback.

Investor netbacks for the quarter have decreased $2.17 per BOE to $14.76. In addition to the pricing impact of $1.52, which accounts for 70% of the netback decrease, increased expenses, minor production declines and one-time severance expenses have contributed to the overall investor netback decrease.

PRODUCTION

Daily production was 18,439 BOE in the third quarter this year compared to 12,593 BOE for the same period in 2002, an increase of 5,846 BOE per day or 46%. Production for the nine months ended September 30, 2003 has increased to 17,471 BOE/d from 12,555 BOE/d for the same period in 2002 as a result of the KeyWest acquisition. Year-to-date crude oil production has increased 3,578 bbl/d or 51% to 10,638 bbl/d and third quarter 2003 production increased 4,086 bbl per day to 11,137 bbl/d when compared to the same period in 2002. Natural gas production has increased by 7,125 Mcf/d or 23% year-over-year to 38,137 Mcf/d. Natural gas production for the quarter was 40,706 Mcf/d, an increase of 9,738 Mcf/d, more than half of which relates to the Eastern Gas property from KeyWest. The balance is from the Alexis/Westcove asset acquisition completed in May of this year. Viking's 2003 year-to-date production split is weighted at approximately 65% crude oil and natural gas liquids and 35% natural gas production compared with its 2002 production split of 59% oil and liquids and 41% natural gas. Looking ahead to the fourth quarter, management estimates that production will average approximately 18,000 BOE per day.

OPERATING AND INVESTOR NETBACKS

(amounts are per BOE)                   YTD 2003     YTD 2002     % change       Q3 2003        Q3 2002     % change
--------------------------------------------------------------------------------------------------------------------
Sales                                    $ 36.14      $ 28.67          26%       $ 33.83        $ 30.09          12%
Royalties                                   6.50         3.71          75%          6.15           3.94          56%
Operating Expenses                          8.13         7.80           4%          8.38           7.69           9%
Abandonment Reserve                         0.20         0.20          --           0.20           0.20          --
--------------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                          21.31        16.96          26%         19.10          18.26           5%
--------------------------------------------------------------------------------------------------------------------
G&A                                         1.34         0.96          40%          1.44           1.02          41%
Internalization and Severance Expense       0.26           --         100%          0.39             --         100%
Management Fees                               --         0.62        (100%)           --           0.68        (100%)
Interest Expense                            1.05         0.75          40%          1.09           0.93          17%
Capital & Other Taxes                       0.22         0.16          38%          0.25           0.10         150%
Convertible Debenture Interest              1.16           --         100%          1.17             --         100%
--------------------------------------------------------------------------------------------------------------------
INVESTOR NETBACK                         $ 17.28      $ 14.47          19%       $ 14.76        $ 15.53         (5%)
====================================================================================================================

SALES & PRICES

Higher commodity prices resulted in a total realized sales netback before hedging of $35.02 per BOE for the quarter compared to $30.93 per BOE in 2002, an increase of $4.09 per BOE. In the third quarter, average West Texas Intermediate
(WTI) oil prices increased by US$1.29 to US$30.20 per bbl when compared to the second quarter. Oil prices remained volatile throughout the quarter with WTI prices ranging from a low of $US 26.93 per bbl to a high of $32.39. OPEC continues to have a significant impact on world oil prices as its announcement on September 24, 2003, to decrease daily production by 900,000 barrels helped to push the WTI oil price up over $29.00 by the end of the month. The Canadian dollar remained strong against its US counterpart throughout the third quarter with little change from the second quarter. It should be noted that as a result of a stronger Canadian dollar this year, oil price benchmark netbacks for the third quarter were $5.52 per bbl lower than they would have been using a 2002 comparable period exchange rate. The following table demonstrates the impact the rising value of the Canadian dollar has had on the Canadian netback of WTI prices:

                               NINE MONTHS ENDED SEPTEMBER 30, 2003             THREE MONTHS ENDED SEPT. 30, 2003
----------------------------------------------------------------------------------------------------------------------------
                             Avg. YTD           Avg.     $CDN value of      Q3 Avg. WTI
                           WTI Oil price     Exchange        WTI            Oil Price       Avg. Exchange     $CDN value of
                             ($US/bbl)          Rate                        ($US/bbl)           Rate               WTI
----------------------------------------------------------------------------------------------------------------------------
2002 Exchange Rate             30.99           0.64         48.67              30.20            0.64             47.20
----------------------------------------------------------------------------------------------------------------------------
2003 Exchange Rate             30.99           0.70         44.30              30.20            0.72             41.68
----------------------------------------------------------------------------------------------------------------------------
Decrease in Canadian              --           0.06         (4.37)                --            0.08             (5.52)
benchmark netbacks
============================================================================================================================


Natural gas prices continued to fall in the third quarter and weakened significantly from the second quarter. The AECO daily price index fell nearly $1.00 per Mcf to $5.84 per Mcf in the third quarter. However, when compared to the prior year, natural gas prices before hedging are 78% higher for the quarter and 96% higher on a year-to-date basis. Natural gas prices received by the Trust decreased in the third quarter to $5.80 per Mcf before hedging and after transportation costs compared to $6.81 per Mcf in the second quarter.

PRICING OUTLOOK

Continued unrest in the Middle East and potential disruption of oil supply coupled with concern about adequate heating oil supplies leading into the winter months continues to offer support for oil prices. This is more than offset by a strong Canadian dollar, which gained an additional 2% in October from September. This small increase reduced benchmark netbacks by Cdn$1.25 on each barrel of oil sold in October. Therefore, management expects Viking's realized crude oil sales price to average approximately $33.00-36.00 per barrel in the fourth quarter.

On October 31, 2003, U.S. natural gas stocks were 10 Bcf higher than this time last year and 95 Bcf above the 5-year average, and they are continuing to build. Normally, gas withdrawals begin by the first week of November commensurate with cold weather. With the present relative over-supply, it appears that withdrawals are required beginning in mid-November. This should support prices at current levels.

The following table relays the trends of commodity prices over the last year on a quarterly basis as well as the market's expectation for the next four quarters of forward commodity prices based on futures trading prices. Viking receives approximately 85% of the posted Edmonton Par price for crude oil sales.

-------------------------------------------------------------------------------------------------------------------------------
BENCHMARK COMMODITY PRICES                     PAST FOUR QUARTERS                             NEXT FOUR QUARTERS
                                                    (ACTUAL)                                  (FORWARD MARKETS)
-------------------------------------------------------------------------------------------------------------------------------
                                     Q4/02       Q1/03      Q2/03      Q3/03      Q4/03       Q1/04       Q2/04       Q3/04
-------------------------------------------------------------------------------------------------------------------------------
Natural Gas Nymex        ($US/Mcf)    3.99        6.61       5.48       5.10       4.81        5.26        4.71        4.71
-------------------------------------------------------------------------------------------------------------------------------
AECO monthly            ($Cdn/Mcf)    5.26        7.93       7.00       6.29       5.43        5.78        4.98        5.02
-------------------------------------------------------------------------------------------------------------------------------
Crude Oil WTI            ($US/bbl)   28.15       33.86      28.91      30.20      31.14       31.29       29.71       28.43
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
BENCHMARK COMMODITY PRICES                     PAST FOUR QUARTERS                             NEXT FOUR QUARTERS
                                                    (ACTUAL)                                  (FORWARD MARKETS)
-------------------------------------------------------------------------------------------------------------------------------
                                     Q4/02       Q1/03      Q2/03      Q3/03      Q4/03       Q1/04       Q2/04       Q3/04
-------------------------------------------------------------------------------------------------------------------------------
Edmonton Par            ($Cdn/bbl)   42.54       50.81      40.92      40.67      39.39       39.62       37.68       36.13
-------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange    ($1 Cdn: $1US)    0.64        0.66       0.72       0.72       0.76        0.77        0.76        0.76
-------------------------------------------------------------------------------------------------------------------------------

RISK MANAGEMENT PROGRAM

Viking has always had a very active hedging program aimed at stabilizing distributions by establishing support levels for commodity prices at or above the Trust's forecasts. Details of the Trust's hedges are in the notes to the interim consolidated financial statements. During the quarter, the Trust hedged 48% of its oil sales and 42% of its natural gas production for a total of 44% of the Trust's Q3 production. The Trust realized net hedging losses for the quarter of $2.0 million or $0.02 per Trust Unit compared to a loss of $0.9 million or $0.02 per Trust Unit in the same quarter last year. Year-to-date losses in 2003 were $12.0 million or $0.15 per Trust Unit compared with a net gain of $0.2 million for the same period in 2002. The impact of this on the Trust's overall sales netback was to reduce it by $1.19 per BOE. On a year-to-date basis, hedging activities have reduced overall sales netbacks by $2.52 per BOE.

For the balance of 2003 the Trust has hedged 4,000 barrels per day, approximately 38% of its current oil production, using collars with an average Canadian floor price of $26.00 per barrel and an average Canadian ceiling price of $37.44 per barrel. Additionally, Viking has a swap in place hedging 500 barrels per day of oil, or approximately 5% of its current oil production, at an average Canadian price of $32.91 per barrel. For the balance of 2003 the Trust has also hedged an average of 7.9 MMcf per day, or 20% of its forecast natural gas production, at an average Canadian price of $6.25 per Mcf. A further 7.0 MMcf per day of gas, or 18% of current production, is protected through collars with an average Canadian floor price of $4.70 per Mcf and an average ceiling price of $7.11 for the balance of 2003. For 2004, the Trust has less than 10% of its overall forecast production hedged.

ROYALTIES

Royalties of $6.15 per BOE for the quarter and $6.50 per BOE year-to-date are up 56% and 75% respectively over last year. As a percentage of revenue the Trust's royalty rate has increased to 16.8% from 13.0% in the same period last year. There are three main factors contributing to this increase. The first is that the KeyWest assets are mainly freehold properties, which generally have a higher royalty rate attached to them. Secondly, year-over-year natural gas prices are significantly higher. Since crown royalties on natural gas properties have a sliding scale royalty rate it is expected that higher prices will result in higher overall royalty rates. Finally, in the prior year the Trust realized a significant credit on its gas crown royalties.

OPERATING EXPENSES

Year-to-date operating costs are $8.13 per BOE in 2003 compared to $7.80 per BOE in 2002, an increase of 4%. For the quarter, operating costs rose to $8.38 per BOE compared with $7.69 per BOE in 2002, an increase of $0.69 per BOE. The main reason for the increase on both a year-to-date and third quarter basis over 2002 was due to increased power costs. The following table shows the change in power costs relative to the Trust's overall operating expenses:

------------------------------------------------------------------------------------------------------------------------------------
(all costs are $/BOE)            YTD               YTD            INCREASE           Q3              Q3               INCREASE
                           SEPT. 30, 2003     SEPT. 30, 2002     (DECREASE)         2003            2002             (DECREASE)
------------------------------------------------------------------------------------------------------------------------------------
Power Expense                   $2.25             $1.60             $0.65          $1.88            $1.20              $0.68
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses              $8.13             $7.80             $0.33          $8.38            $7.69              $0.69
------------------------------------------------------------------------------------------------------------------------------------
Power as % of Op Ex              28%               21%               n/a            22%              16%                n/a
------------------------------------------------------------------------------------------------------------------------------------

The average power price for Viking in the third quarter was $63.75 per Megawatt hour (MWH) compared to $35.97 in the same period last year. Since power prices have a correlation to natural gas prices, this increase is consistent and expected with the increase in natural gas prices over 2002. To manage a portion of the Trust's exposure to these fluctuations in power costs, management has used power commodity and heat swap hedges. The Trust realized gains of $0.5 million year-to-date and $0.3 million for the quarter compared to losses of $0.1 million for both the nine months and three months ended September 30, 2002.

In comparing third quarter operating costs to the second quarter of 2003, there was an increase of $0.53 per BOE. The two most significant factors contributing to the increase on a BOE basis were a decrease in production, accounting for $0.14, and the settlement of some disputed processing charges dating back to the beginning of 2002, which impacted operating costs in the current quarter by $0.26 per BOE. The balance related to annual facility and plant turnaround activities.

Looking forward to the fourth quarter, management estimates that power costs will likely remain similar to the third quarter, with an estimated power pool price of approximately $62.30 per MWH. As a result, overall operating costs for the fourth quarter are expected to remain consistent with the nine months ended September 30, 2003.

GENERAL & ADMINISTRATIVE EXPENSES, INTERNALIZATION & SEVERANCE

Recurring general and administrative ("G&A") expenses for the nine months ended September 30, 2003 have increased $0.38 per BOE to $1.34 per BOE compared to the same period in 2002. The main reason for the increase is due to additional staff required after acquiring KeyWest at the end of February. For the quarter, recurring expenses have increased by $0.18 per BOE. This increase primarily relates to higher salaries and benefits due to previously discussed staff changes and the addition of staff from the KeyWest acquisition.

As a result of the internalization of management no management fees were chargeable to the Trust in 2003. If management fees had been charged in 2003, year-to-date expenses would have been increased by $0.69 per BOE. By the end of the third quarter of 2003, the internalization transaction cost of $8.3 million has already paid out after taking into consideration fees that would have been charged on current year acquisitions and management fees. The internalization and severance expense for the current year of $1.3 million on the interim consolidated income statement reflects one-time severance and transition costs from the internalization of management. Of the year-to-date balance for these expenses, $0.2 million was a non-cash transaction paid out in Trust Units. Management is forecasting fourth quarter recurring G&A to be $1.50 per BOE, a 4% increase over the third quarter reflecting the ever-increasing regulatory costs.

INTEREST EXPENSE & LIQUIDITY

Interest expense for the third quarter of 2003 was $1.09 per BOE, an increase of 17% when compared to the third quarter of 2002. The reason for the year-over-year increase is due to the debt assumed with the KeyWest acquisition. This increase was partially offset by a financing completed in May 2003, which funded the $23.8 million acquisition of the Alexis/West Cove assets as well as a portion of the current year capital program. On a year-to-date basis interest expense was $1.05 per BOE compared to $0.75 per BOE for the same period in 2002, again due to increased borrowing levels.

Prime business borrowing rates for the third quarter of 2003 have increased to 4.7% compared to 4.5% for the same period in 2002. The prime business cost of borrowing on a year-to-date basis has increased by 0.6% to 4.75% when compared to 2002. As of November 17, 2003, the prime interest rate was 4.5% and is expected to remain at this rate for the balance of 2003.

Viking also issued $75 million in 10.5% Convertible Debentures (the "Debentures") in early January to fund the cash portion of the acquisition of KeyWest. As of September 30, 2003, $702,000 in Debentures had been converted into Trust Units. The Debentures meet the criteria as set out in Canadian GAAP to be treated as equity and not debt, therefore all interest payments are treated as a reduction of equity similar to Unitholder distributions and not as interest expense.

Interest payments are made semi-annually on January and July 31. The first payment was made on July 31, 2003 on all outstanding convertible debentures. Unitholders are not entitled to the cash required to pay the interest on these debentures and therefore in the determination of distributable income (a non-GAAP measure used by the Trust as set out in its Trust Indenture to determine how much cash is available to distribute to Unitholders), the interest related to the convertible debentures is deducted.

As at September 30, 2003, the Trust had drawn $155.3 million on its credit facilities. On October 7, 2003, the Trust closed a Trust Unit financing for net proceeds of $40.4 million through the issuance of 6.8 million Trust Units at a price of $6.30 per Trust Unit. All of the proceeds were used to reduce the Trust's bank borrowings, leaving the Trust with a strong balance sheet with bank debt that is 1.1 times forecast 2003 cash flow. If the debentures were treated as debt, this ratio would increase to 1.8 times forecast 2003 cash flow.

Subsequent to September 30, 2003, the Trust now has a revolving term borrowing limit of $185.0 million, down from $210.0 million and maintains an operating line of credit of $15.0 million for a total borrowing limit of $200.0 million.

INVESTOR NETBACK

Overall, a weaker price netback environment coupled with higher expenses has resulted in a quarter-over-quarter decrease in investor netback of $2.17 per BOE when comparing the second and third quarters of 2003. Compared with the prior year investor netbacks are still relatively high on a year-to-date basis, having increased 19% to $17.28 per BOE compared to $14.47 for the same period in 2002. This increase is mainly attributable to higher natural gas sales netbacks over the period.

FUTURE INCOME TAXES & GOODWILL

Future income taxes arise for the Trust on corporate acquisitions. The liability is determined by taking the difference between the fair value of the capital assets and the tax pools estimated as at the acquisition date, and multiplying this difference by the current income tax rate. The offset to the future income tax balance is added to the capital asset balance. As a result, depletion expense increases. However, the future income tax liability is depleted at the same rate and over time should offset the increased depletion expense. For the KeyWest acquisition, this future income tax amount, when added to the purchase price, is greater than the fair value of the capital assets and results in the allocation of goodwill on the balance sheet. Management will continue its review of the assets and liabilities of KeyWest to the end of December 2003, which may provide for minor changes in the allocation of the purchase price. In the second quarter, a revision of estimated future tax rates resulted in the recognition of a one-time future income tax recovery of approximately $9.0 million. The revision of estimated tax rates is based on the Trust's tax structure.

CAPITAL EXPENDITURES

Total capital expenditures (excluding acquisition and divestiture activity) for the year incurred to the end of September 2003 were $22.1 million. Of this amount, the cash portion was $19.1 million as presented on the interim consolidated statement of cash flows. Capital expenditures for the quarter were $8.2 million. During the quarter $6.3 million was paid in cash for capital expenditures.

In the Channel Lake area, a net $1.7 million was spent on a successful 20-well in-fill natural gas-drilling program that was completed and tied in late in the third quarter to manage the decline in this area. In the West Cove area that was acquired in May, three natural gas wells were tied-in and two successful natural gas wells were drilled in the third quarter. These two wells were tied-in and brought on production at the end of September. The cost of these programs net to the Trust to the end of September 2003 was $1.7 million, with initial production averaging 3.5 MMcf per day. In the Bashaw area, one successful oil well was drilled and completed by the end of September. Initial production in October for this well was 250 BOE/d. The second well should be completed and brought on production towards the end of the fourth quarter. The net cost to the Trust to date for these wells was $0.9 million.

Some of the Trust's smaller programs for the quarter included another successful refrac program in the Eagle Lake area and an eight-well re-perforation and stimulation program at Smiley and Whiteside. The net cost to the Trust for these programs was approximately $0.7 million in the third quarter and added approximately 120 BOE per day of initial production.

At Bassano, $0.7 million was spent in the third quarter on maintenance capital, two well recompletions and pipeline tie-ins. At Bellshill, the three horizontal wells drilled and completed at the end of the second quarter were brought onto production early in the third quarter for a net cost of $0.6 million. The balance of the capital expenditures for the quarter was miscellaneous maintenance capital or minor amounts spent to complete earlier capital programs.

Capital Expenditures in the fourth quarter are expected to be approximately $4.0 million. Of this amount $1.2 million is planned for the Chin Coulee area where two oil wells and two water injection wells are planned. At Bashaw $1.0 million has been committed for another oil well to be drilled and some facility work. The balance of $1.8 million is committed to two pilot wells for coal bed methane, two more natural gas wells in the West Cove area and two potential oil wells at Bassano.

GOING FORWARD

The Trust is pleased to announce the appointment of two new directors by the Board on October 21, 2003. We would like to welcome, William A. Friley, former President of Triumph Energy Ltd. and David J. Boone, former Executive VP and COO of PanCanadian Petroleum Ltd.

The Trust has declared a distribution of $0.10 per Unit to Unitholders of record for the month of October and $0.08 per Unit for each of the months of November and December. The November distribution will be paid on December 15, 2003 bring the Trust's year-to-date distributions declared to $1.28 per Unit. Viking continues to be focused on projects that provide sustainable cash flows, supported by steady production and price protection through active hedging. The ability of the Trust to sustain current distribution levels will depend on the strength of commodity prices. With a new technical team focused on exploiting Viking's existing property base and seeking out solid accretive external opportunities supported by a strong balance sheet, Viking remains committed to its goal of managing the Trust for long-term returns.